

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2018

Terry Howlett
President and Chief Executive Officer
Skinvisible, Inc.
6320 South Sandhill Road, Suite 10
Las Vegas, NV 89120

      Re: Skinvisible, Inc.
         Preliminary Proxy Statement on Schedule 14A
         May 2, 2018
         File No. 000-25911

Dear Mr. Howlett:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Scott Doney